

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2022

Michael Yurkowsky
Chief Executive Officer
H-CYTE, Inc.
201 E Kennedy Blvd., Suite 700
Tampa, FL 33602

      Re: H-CYTE, Inc.
           Registration Statement on Form S-1
           Filed February 7, 2022
           File No. 333-262553

Dear Mr. Yurkowsky:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Arthur Marcus, Esq.